Chesapeake Midstream Partners, L.P.

777 NW Grand Boulevard

Oklahoma City, Oklahoma 73118

(405) 935-1500

July 26, 2010

By Facsimile and EDGAR

H. Christopher Owings

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Midstream Partners, L.P.

Registration Statement on Form S-1 (as amended)

File No. 333-164905

Dear Mr. Owings:

On behalf of Chesapeake Midstream Partners, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Washington, D.C. time, on July 28, 2010, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission in its letter dated March 16, 2010, the Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

By:	Chesapeake Midstream GP, L.L.C.,
its general partner

By:	/S/ J. MIKE STICE
Name:	J. Mike Stice
Title:	Chief Executive Officer